RMS

SEC 18008379

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAY 3 1 2018

Washington, DC

SEC FILE NUMBER
8 - 65388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McNally Financial Services Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Avenue, Suite 930
(No. and Street)

San Antonio (City) Texas (State) 78232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McNally (210) 545-7080
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

12301 Research Blvd., Bldg. 5, Suite 160 (Address) **Austin** (City) **Texas** (State) **78759** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNally Financial Services Corporation, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

CRYSTAL ANN ALANIZ
Notary ID #125465584
My Commission Expires
November 17, 2021

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McNally Financial Services Corporation

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedule

March 31, 2018

PMB Helin Donovan

MCNALLY FINANCIAL SERVICES CORPORATION
Index to Financial Statements and Supplemental Schedule
March 31, 2018

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
McNally Financial Services Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation. (the "Company") as of March 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNally Financial Services Corporation. as of March 31, 2018, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's Auditor since 2009.

PMB Helin Donovan

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has several pending legal matters that could negatively impact the financial condition of the Company. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 29, 2018

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
March 31, 2018

ASSETS		
Cash	$	325,254
Receivable from clearing broker-dealers		158,470
Deposit with clearing company		25,000
Securities owned, at fair value		67,968
Property and equipment, net		3,458
Other assets and receivables		25,169
TOTAL ASSETS	$	605,319
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	274,417
Accrued expenses		52,306
Total liabilities		326,723
Stockholder's Equity		
Common stock, 2,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		104,411
Retained earnings		174,175
Total stockholder's equity		278,596
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	605,319

See notes to financial statements and report of independent registered public accounting firm.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Operations
For the Year Ended March 31, 2018

REVENUES		
Securities commissions	$	2,630,208
Insurance commissions		282,364
Advisory fees		187,622
12-b1 fees		192,928
Interest income		75,332
Investment income		12,887
Fee income		164,088
Total revenues		3,545,429
EXPENSES		
Commission expense		2,851,085
Payroll expenses		262,776
Professional services		193,395
Depreciation		2,070
Other expenses		144,847
Total expenses		3,454,173
INCOME BEFORE INCOME TAXES		91,256
Income tax expense		16,952
NET INCOME	$	74,304

See notes to financial statements and report of independent registered public accounting firm.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2016	$ 10	$ 104,411	$ 119,871	$ 224,292
Net income	-	-	74,304	74,304
Dividends paid	-	-	(20,000)	(20,000)
Balance at March 31, 2017	$ 10	$ 104,411	$ 174,175	$ 278,596

See notes to financial statements and report of independent registered public accounting firm.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Cash Flows
For the Year Ended March 31, 2018

Cash flows from operating activities:		
Net income	$	74,304
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		2,070
Unrealized gain on securities owned		(12,857)
Changes in operating assets and liabilities:		
Receivable from clearing broker-dealers		21,025
Other assets and receivables		6,595
Accounts payable		37,224
Accrued expenses		39,340
Net cash provided by operating activities		167,701
Cash flows from financing activities:		
Dividends paid		(20,000)
Net cash used in financing activities		(20,000)
Net increase in cash		147,701
Cash at beginning of year		177,553
Cash at end of year	$	325,254
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	9,246

See notes to financial statements and report of independent registered public accounting firm.

MCNALLY FINANCIAL SERVICES CORPORATION
Notes to the Financial Statements
March 31, 2018

Note 1 - Nature of Business

McNally Financial Services Corporation (the "Company") was incorporated in the State of Texas on April 11, 2002 and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") in September 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 (the "Rule") of the SEC, and accordingly, is exempt from the remaining provisions of the Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

As of and during the year ended March 31, 2018, the Company has been involved in a number of complaints and litigation filed against the Company related to its investment advisory business. These matters are also currently being reviewed by the Texas State Securities Board. Pending the outcome of these matters and their regulatory impact, these matters raise substantial doubt about the Company's ability to continue as a going concern. The Company believes that all significant settlements arising from these claims and litigation will be covered by the Company's insurance policies and management will work with its attorney to defend itself in all of these matters.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company's ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets (three to five years), except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Advisory Fees, 12b-1 fees, and fee income

Advisory fees, 12b-1 fees and fee income received are earned on a pro rata basis over the term of the contract.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Financial Instruments and Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company recognized no uncertain income taxes as of and for the year ended March 31, 2018.

The Company files U.S. federal and U.S. state tax returns. Generally, the Company is open to examination for the last 3 years of filed returns. For the year ended March 31, 2018, the Company had no Texas margin tax liability.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at March 31, 2018.

Mutual funds and money market fund: Valued at the daily closing prices as reported by the fund.

Performance Share Plan
The Company implemented a Performance Share Plan (the "Plan") for certain employees of the Company effective December 31, 2014. The Company has outstanding performance shares of stock ("unit") that have been awarded to an employee of the Company. Each unit entitles the holder to receive either cash equal to the fair market value of the stock at the time of payment or an equal number of shares of the common stock awarded, or partly in cash and partly in shares of stock in such proportion as deemed appropriate by the Compensation Committee and as determined in accordance with the Plan Agreement. The units vest over a four-year period.

The Company has elected to measure and recognize compensation expense based on the intrinsic value of the related units. The Company re-measures the intrinsic value of the units each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in intrinsic value and vesting. The intrinsic value of each unit is estimated on the date of award and, subsequently, at the end of each reporting period based on a valuation estimate of the fair value of the Company's common stock.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-09, *Revenue Recognition (Topic 606)*. This ASU provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and the timing of revenue recognition. The FASB deferred the effective date of the new revenue standard being effective for fiscal years and interim periods beginning after December 15, 2018 and allowing entities to adopt one year earlier if they so elect. The new standard allows for two alternative implementation methods: the use of either (1) full retrospective application to each prior reporting period presented or (2) modified retrospective application in which the cumulative effect of initially applying the revenue standard is recognized as an adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to adopt the new standard in the first quarter of 2020 but has not yet determined the method by which the standard will be adopted. The Company is currently evaluating the impact of the standard on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Management Review
The Company has evaluated subsequent events through May 29, 2018, the date the financial statements were available to be issued.

Note 3 - Clearing Deposit
For the year ended March 31, 2018, substantially all the commissioned brokerage transactions were settled through Pershing, LLC ("Pershing"), as governed by a Clearing Agreement. The Company maintains a deposit account with Pershing as part of the Company's contract for services. Pershing requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of March 31, 2018, the deposit balance was $25,000.

Note 4 - Property and Equipment

Property and equipment consists of the following as of March 31, 2018:

Equipment	$	14,276
Leasehold improvements		4,648
Total property and equipment		18,924
Accumulated depreciation		(15,466)
Net property and equipment	$	3,458

Depreciation expense was $2,070 for the year ended March 31, 2018 and is included in the accompanying statement of operations.

Note 5 - Fair Value Measurements

Investments in mutual funds are carried at estimated fair value and categorized as level 1 of the fair value hierarchy. Fair value has been determined by the daily closing price as reported by the fund. The following table presents information about the Company's assets and liabilities measured at fair value as of March 31, 2018:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned:				
Mutual Funds	$ 67,968	$ -	$ -	$ 67,968
Total	$ 67,968	$ -	$ -	$ 67,968

The carrying amounts of the Company's remaining financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Note 6 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of March 31, 2018, deferred tax assets and liabilities are not significant.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	31,027
Permanent differences and other		(14,075)
Income tax expense	$	16,952

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (H.R.1) (the "Act"). The Act includes a number of changes in existing tax law impacting businesses including, amount other things, a permanent reduction in the corporate income tax rate from 34% to 21%, which would take effect on April 1, 2018.

Note 7 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At March 31, 2018, the minimum net capital requirement for the Company was $50,000. Net capital at March 31, 2018 aggregated $239,708. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1 at March 31, 2018.

Note 8 - Lease

The Company leases office space under a non-cancelable operating lease. The effective date of the lease was December 1, 2015 and will continue for four years and two months. The Company recorded $19,070 in rent expense during the fiscal year ended March 31, 2018. The future minimum lease payments are as follows:

Fiscal year ending March 31,		
2019	$	18,448
2020		15,639
Total	$	34,087

Note 9 - Employee Benefit Plans

The Company has a Self-Employment Plan (SEP) which covers the owner. The Company may elect to contribute to the SEP up to 25% of the employee's earnings, subject to a maximum amount per year. The Company accrued for an SEP Plan contribution of $35,000 at March 31, 2018. The contribution was paid in May 2018.

The Company has a Performance Share Plan. At March 31, 2018, there was one participant with 100 units outstanding. The weighted average exercise price of the units is $164.61 per unit. The estimated fair value of the units was $16,461. At March 31, 2018, there were no units that were vested. The Company has determined that the intrinsic value of the units is not material at March 31, 2018.

Note 10 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business.

The Company is involved in Texas State Securities Board and FINRA matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at March 31, 2018 for possible fines or settlements.

The Company is involved in a number of complaints and litigation filed against the Company related to its investment advisory business that have arisen in the ordinary course of business. The Company believes that all significant settlements arising from these claims and litigation will be covered by the Company's insurance policies. No provision has been accrued in the financial statements at March 31, 2018 for possible settlement costs.

Schedule I

MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2018

Total stockholder's equity qualified for net capital	$	278,596
Deductions and/or charges		
Non-allowable assets:		
Property and equpment, net		3,458
Other assets and receivables		25,169
Net capital before haircuts on securities		249,969
Haircuts on securities		10,261
Net capital	$	239,708
Aggregate indebtedness		
Accounts payable and accrued expenses	$	326,723
Total aggregate indebtedness	$	326,723
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	189,708
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	179,708
Ratio of aggregate indebtedness to net capital		1.36 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA in April 2018	$	286,629
Audit adjustments:		
Depreciation expense		(2,070)
Retirement plan expense		(35,000)
Federal income tax expense		(16,595)
Other		6,744
Net effect of audit adjustments on net capital		(46,921)
Net capital	$	239,708

See notes to financial statements and report of independent registered public accounting firm.

McNally Financial Services Corporation

Exemption Report

SEC Rule 17a-5(d)(4)

May 29, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- McNally Financial Services Corporation (the "Company") is a broker/dealer registered with the SEC and FINRA.
- The Company has claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended March 31, 2017.
- The Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4,as are customarily made and kept by a clearing broker or dealer
- The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

We (management of the Company) believe, to the best of our knowledge, the above statements to be true and correct.

Signed: David D. McNally
President

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
McNally Financial Services Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2018, which were agreed to by McNally Financial Services Corporation (the "Company") and the SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended March 31, 2018, as applicable, totaling $3,545,429 with the amounts reported in Form SIPC-7 for the year ended March 31, 2018 of $3,436,036. There were variances totaling $108,065 of net operating revenues when comparing amounts reported in the Form SIPC-7 to the audited amounts.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

******

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 29, 2018

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Board of Directors of
McNally Financial Services Corporation:

We have reviewed management's statements, included in the accompanying McNally Financial Services Corporation Exemption Report, in which (1) McNally Financial Services Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the year ended March 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 29, 2018

Amendment

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 3/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65388 FINRA MAR
MCNALLY FINANCIAL SER CORP
16414 SAN PEDRO AVE STE 930
SAN ANTONIO TX 78232-2281

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 2,754
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(1,279)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,475
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,475
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box** X **Funds Wired** ☐ **Total (must be same as F above)** $ 1,475	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McNally Financial Services Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of May, 2018.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amendment

Amounts for the fiscal period beginning 4/1/2016 and ending 3/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,436,036
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,584,287
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	13,450
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,558	
Enter the greater of line (i) or (ii)	2,558
Total deductions	1,600,295
2d. SIPC Net Operating Revenues	$ 1,835,741
2e. General Assessment @ .0025	$ 2,754
	(to page 1, line 2.A.)